Corus Entertainment Inc. — Fourth Quarter Report to Shareholders

HIGHLIGHTS

(Unaudited)	Three months ended		Year ended
	August 31,		August 31,
(thousands of Canadian dollars except per share data)	2004	2003	2004	2003
Revenues	162,959	175,138	666,804	643,918
Segment profit(1)
Radio	16,234	16,642	60,042	58,114
Television	28,712	29,273	125,055	113,415
Content	108	(889)	(83,721)	3,166
Corporate	(2,609)	(2,968)	(10,970)	(8,779)
Eliminations	392	(321)	(8)	(604)

	42,837	41,737	90,398	165,312

Net income (loss)	14,018	12,432	(23,137)	40,021
Earnings (loss) per share
Basic and diluted	$0.33	$0.29	$(0.54)	$0.94

Weighted average number of shares outstanding (in thousands)
Basic	42,739	42,641	42,719	42,641
Diluted	42,831	42,687	42,719	42,645

Significant Events in the Quarter

•	On June 7, 2004, at the International PROMAX / BDA Awards, Corus Television’s On-Air-Promotions Department was awarded one gold, three silvers and two bronze awards for network branding and promotion. Corus Interactive took home silver for ytv.com.

•	On June 9, 2004, Nelvana announced international (outside U.S.) licensing partners for The Fairly OddParents including pan-European deals with THQ (interactive), Hasbro Europe, Basic Fun and Burger King. Ten additional licensees were also signed covering all categories of merchandise for various regions.

•	In July 2004, Corus renewed its collective agreements with union employees in Peterborough, Oshawa and Kingston for a three year period.

•	On July 15, 2004, the Canadian Radio-television and Telecommunications Commission (CRTC) issued a decision to deny the application for distribution of RAI International as a foreign service in Canada.

•	On July 20, 2004, Corus renewed its joint marketing agreement (JMA) with the Canadian Broadcasting Corporation for the packaging, marketing and sales of the MaxTrax and Galaxie digital music services. The JMA is in effect until February 2010.

•	On July 26, 2004, Corus Radio’s Toronto classic rock station Q107 announced that veteran Canadian rocker Kim Mitchell would take over the prime drive-home DJ spot.

•	During the quarter, Nelvana finalized a global distribution agreement (excluding Canada, the U.S. and Japan) for the Care Bears feature-length special with Universal Pictures Visual Programming (UPVP).

(1)	Segment profit is calculated as revenues less operating, general and administrative expenses and is the measure used by management to evaluate the operating performance of its business segments.

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Significant Events Subsequent to the Quarter

•	On September 7, 2004, Corus appeared before the CRTC to present its application for a planned radio asset swap with Astral Media which would give Corus ownership of the six stations in the Radiomédia network and entry into the important Quebec City market.

•	On September 8, 2004, Corus announced the appointment of Gary Maavara to the position of General Counsel and Vice President of Corporate and Regulatory Affairs. Mr. Maavara most recently held senior executive positions with CanWest Global Communications Inc.

•	On September 23, 2004, Corus, in conjunction with its annual Investor Day seminar in Toronto, announced its fiscal 2005 financial guidance: $180-190 million in consolidated segment profit; $40-$50 million in free cash flow(2); adjusted net debt to segment profit(2) of 2.5-3.0 times.

•	On October 5, 2004, the Nelvana-produced direct-to-video feature-length special, Care Bears: Journey to Joke-a-lot, was released on DVD to the Canadian and U.S. markets.

•	On October 8, 2004, the Canadian Association of Broadcasters announced the nominees for the 2004 Gold Ribbon Awards. Corus radio and television assets received 13 of a total of 142 nominations from 467 submissions.

Management’s Discussion and Analysis

The following should be read in conjunction with Management’s Discussion and Analysis, Consolidated Financial Statements and the Notes thereto included in our August 31, 2003 Annual Report. All amounts are stated in Canadian dollars unless specified otherwise.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Canadian and U.S. Generally Accepted Accounting Principles (“GAAP”), the Company presents certain supplemental earnings measures and financial information. These are free cash flow, net debt, adjusted net debt, net debt to segment profit, adjusted net income and adjusted earnings per share. These measures and financial information do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Free cash flow

Free cash flow is calculated as cash provided by (used in) operating activities less cash provided by (used in) investing activities as reported in the consolidated statements of cash flows. Free cash flow measures the Company’s ability to repay debt, finance the business and pay dividends.

Net debt and adjusted net debt

Net debt is calculated as long-term debt less cash and cash equivalents as reported in the consolidated balance sheets. Adjusted net debt is calculated as net debt adjusted for the unrealized cumulative foreign exchange gains on the Company’s Senior Subordinated Notes. Adjusted net debt is an important measure as it reflects the principal amount of debt owing by the Company as at a particular time.

Adjusted net debt to segment profit

Adjusted net debt to segment profit is calculated as adjusted net debt divided by segment profit. It is one of the key metrics used by the investing community to measure the Company’s ability to repay debt through on-going operations.

(2)	See Supplemental Earnings Measures

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Adjusted net income and adjusted earnings per share

Adjusted net income and adjusted earnings per share is provided to assist investors in comparing results between periods after giving effect to items not considered to be in the ordinary course of business and accounting policy changes. A reconciliation of net income and basic earnings per share with adjusted net income and adjusted basic earnings per share is provided in Appendix A. These measures should not be considered in isolation of or as a substitute for net income and basic earnings per share as a measure of the Company’s profitability.

Overview of Consolidated Results

The fourth quarter was highlighted by strong net income growth. Full year results included significant growth in cash flow, a 17% increase in adjusted net income and revenue growth in both Radio and Television divisions.

Fourth Quarter Results

Revenues

Revenues for the fourth quarter were $163.0 million, down 7% from $175.1 million last year. Television and Radio experienced increases of 4% and 1% respectively, while Content was down 37% from the prior year primarily due to lower merchandising revenues.

Operating, general and administrative expenses

Operating, general and administrative expenses for the fourth quarter were $120.1 million, down 10% from $133.4 million in the prior year. The decrease is primarily due to lower film amortization expense and merchandising participation accruals resulting from lower revenues in Content. Corporate overhead for the fourth quarter was $2.6 million, down from $3.0 million in the prior year.

Depreciation

Depreciation expense for the fourth quarter was $6.4 million, a decrease of $0.3 million from last year. This change reflects the timing of capital expenditures.

Amortization

Amortization expense for the fourth quarter was $1.3 million, down from $2.1 million last year. The decrease is a result of deferred start-up and reformatting costs becoming fully amortized.

Interest on long-term debt

Interest expense for the fourth quarter was $13.6 million, down from $14.2 million last year primarily due to savings generated by a fixed-to-floating interest rate swap. The effective interest rate for the fourth quarter was 8.5% compared to 8.8% in the prior year.

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Other expense (income), net

Other expense (income) for the fourth quarter was income of $3.2 million, compared to an expense of $1.5 million in the prior year. The current year’s quarter includes a derivative transaction gain of $2.5 million and foreign exchange gains of $1.4 million, while the prior year’s quarter includes foreign exchange losses of $2.4 million.

Income taxes

The effective tax rate for the fourth quarter was 39.2%, compared to the statutory rate of 36.3%.

Net income (loss)

Net income for the fourth quarter was $14.0 million, up from income of $12.4 million last year. Earnings per share for the fourth quarter was $0.33 basic and diluted, compared with earnings per share of $0.29 basic and diluted last year.

Year to Date Results

Revenues

Revenues for fiscal 2004 were $666.8 million, up 4% from $643.9 million last year. Television and Radio experienced increases of 8% and 1% respectively, while Content was down 3% compared to the prior year.

Operating, general and administrative expenses

Operating, general and administrative expenses were $576.4 million, up from $478.6 million in the prior year. The fiscal 2004 results include a write-down in film investments of $85.0 million. Excluding the write-down, operating, general and administrative expenses were up 3% from the prior year. The increase is primarily due to increased selling costs associated with increased revenues and higher programming costs. Corporate overhead increased by $2.2 million, primarily due to accruals for performance share units and stock option expense.

Depreciation

Depreciation expense was $25.7 million, compared to $24.7 million in the same period last year. The increase is primarily due to increased capital expenditures.

Amortization

Amortization expense was $7.3 million, down from $9.8 million last year. The decrease was due to a reduced cost base as deferred pre-operating costs and radio reformatting costs became fully amortized.

Interest on long-term debt

Interest expense was $55.3 million, down from $61.0 million last year primarily due to a lower average debt balance and savings generated by a fixed-to-floating interest rate swap entered into in the first quarter of fiscal 2004. The effective interest rate for the year was 8.6% compared to 8.7% in the prior year.

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Loss on sale of investments

The loss on sale of investments of $1.0 million in fiscal 2003 related to the disposition of various non-core assets.

Other expense (income), net

Other expense (income) for year was income of $4.9 million, compared to income of $9.4 million in the prior year. The current year includes net derivative transaction gains of $1.0 million and foreign exchange gains of $2.2 million, while the prior year includes foreign exchange gains of $6.6 million.

Restructuring charges

The restructuring charges of $5.0 million in fiscal 2003 represented primarily workforce reductions in the Content division, reflective of the reduced level of production slated for fiscal 2003 and beyond.

Income taxes

Income tax expense was $26.9 million for the year on income before income taxes of $7.1 million. The first quarter was impacted by the Ontario government’s decision to cancel previously announced reductions to future tax rates and to increase current tax rates. The change in Ontario rates caused an increase in the Company’s non-cash income tax expense and net future tax liability position of $17.8 million. The third quarter was impacted by the tax benefit recognized on the write-down of film investments. The effective tax rate for the year excluding the impact of the Ontario tax rate change and the film investment write-down was 37.8%, in line with the statutory rate of 36.3%.

Net income (loss)

Net loss for fiscal 2004 was $23.1 million, down from income of $40.0 million last year. Loss per share for the year was $0.54 basic and diluted, compared with earnings of $0.94 basic and diluted last year. The impacts of the write-down in film investments and of the Ontario tax rate change were $1.41 and $0.42 per share respectively.

Adjusted net income and adjusted basic earnings per share for the year was $55.0 million and $1.29 compared to $47.1 million and $1.10 last year. See Appendix A for a reconciliation of adjusted net income and adjusted basic earnings per share.

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Radio

The Radio division comprises 50 radio stations situated primarily in eight of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

	Three months ended		Year ended
(Unaudited)	August 31,		August 31,
(thousands of Canadian dollars)	2004	2003	2004	2003
Revenues	58,316	57,682	227,868	226,034
Segment profit	16,234	16,642	60,042	58,114
Segment profit margin (1)	28%	29%	26%	26%

(1)	Segment profit margin means segment profit as a percentage of revenues.

Revenues for the fourth quarter were $58.3 million, up 1% from the corresponding period last year. For the year ended August 31, 2004, revenues of $227.9 million were up 1% from the prior year. The Ontario and Quebec regions delivered strong performances for both the quarter and year. According to the Trans-Canada Radio Advertising by Market (“TRAM”) report for the year ended August 31, 2004, advertising sales growth for Corus’ Ontario and Quebec regions exceeded overall market growth for those regions. A competitive environment continues to challenge the western region, and is reflected in the results for that region for both the quarter and year. While the western region lagged behind overall market growth for the region in the year, as indicated by the TRAM report, Corus’ strategy, which included reformatting several stations, has translated into improved summer Bureau of Broadcast Measurement ratings.

Operating, general and administrative expenses for the fourth quarter were $42.1 million, up 3% from the corresponding period last year. The current year’s quarter included costs relating to reformatting stations in several markets. For the year, expenses of $167.8 million were essentially unchanged from the prior year.

Segment profit for the fourth quarter was $16.2 million, down 2% from the corresponding period last year. For the year, segment profit of $60.0 million was 3% higher than the prior year. Segment profit margin for the fourth quarter was 28%, down from 29% in the previous year, and for the year remained unchanged at 26%.

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Television

The Television division is composed of the following: specialty television networks YTV, Treehouse TV, W Network, Corus’ 80% interest in CMT (Country Music Television), 50.5% interest in Telelatino, 50% interest in Locomotion, and 40% interest in Teletoon; Corus’ premium television services Movie Central and Encore; interests in three digital television channels, Scream, Discovery Kids and The Documentary Channel; Digital ADventure, a cable advertising service; three local television stations; and Max Trax, a residential digital audio service.

Financial Highlights

	Three months ended		Year ended
(Unaudited)	August 31,		August 31,
(thousands of Canadian dollars)	2004	2003	2004	2003
Revenues	78,257	75,183	332,349	306,885
Segment profit	28,712	29,273	125,055	113,415
Segment profit margin (1)	37%	39%	38%	37%

(1)	Segment profit margin means segment profit as a percentage of revenues.

Revenues for the fourth quarter were $78.3 million, up 4% over the corresponding period last year. Continued growth in advertising revenue was achieved, up 2% for the quarter. Strong subscriber revenue growth of 5% over the prior year was also experienced, with Movie Central, Corus’ western-based pay television service, finishing the year with 707,000 subscribers, up 7% from August 31, 2003. For the year, revenues of $332.3 million represented an 8% increase over the prior year. Advertising and subscriber revenues increased in the year by 13% and 5% respectively.

Operating, general and administrative expenses were $49.5 million for the fourth quarter, up 8% from the prior year. This was largely attributed to increases in programming expenditures as Television ramped up for the important fall launch. Operating, general and administrative expenses were $207.3 million for the year, up 7% from the prior year. Amortization of program and film rights increased as a result of increased programming expenditures at W Network and Movie Central. Selling costs have increased in proportion to increases in revenues, while savings have been realized in general and administrative expenses.

Segment profit for the quarter was $28.7 million, down 2% from the prior year. Segment profit margin for the fourth quarter was 37%, down from 39% last year. For the year, segment profit of $125.1 million represented a 10% increase over the same period last year. Segment profit margin was 38%, up from 37% last year.

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Content

The Content division consists of the production and distribution of television programs, merchandise licensing and publishing.

Financial Highlights

	Three months ended		Year ended
(Unaudited)	August 31,		August 31,
(thousands of Canadian dollars)	2004	2003	2004	2003
Revenues
- production and distribution	21,616	26,257	62,789	70,474
- branded consumer products	6,123	17,806	49,850	45,795

	27,739	44,063	112,639	116,269

Segment profit (loss)
- production and distribution	446	(3,782)	(92,089)	(5,185)
- branded consumer products	(338)	2,893	8,368	8,351

	108	(889)	(83,721)	3,166

Segment profit margin (1)
- production and distribution	2%	—	—	—
- branded consumer products	—	16%	17%	18%

	0%	—	—	3%

(1)	Segment profit margin means segment profit as a percentage of revenues.

Revenues for fourth quarter were $27.7 million, a decrease of 37% from the prior year. For the year, revenues of $112.6 million represented a 3% decrease from the prior year.

Production and distribution revenues for the fourth quarter were $21.6 million, down 18% from the prior year. For the fourth quarter, 33 episodes were delivered compared to 31 in the same period last year. For the year, production and distribution revenue of $62.8 million represented a 11% decrease from the prior year. This decrease resulted from a reduced production slate, as 121 episodes and three direct-to-video features were delivered in the year, compared to 140 episodes and two direct-to-video features in the prior year.

The branded consumer products business delivered revenues for the fourth quarter of $6.1 million, down 66% from the prior year, while for the year, branded consumer products revenue was $49.9 million, up 9% from the prior year. The fourth quarter and full year results reflect the cyclical nature of the merchandising business, in particular the Beyblade property, which was down in the quarter compared to last year when August sales were driven by the international launch of Beyblade.

Operating, general and administrative expenses for the fourth quarter were $27.6 million, down 39% from $45.0 million in the prior year. The reduction reflects lower revenues. For the year, operating, general and administrative expenses were $196.4 million up from $113.1 million in the prior year, reflecting a write-down of the film investments of $85.0 million recorded in the third quarter of fiscal 2004. This write-down results from a challenging library market and foreign exchange, specifically a lower U.S. dollar, which caused the Company to lower estimates of future revenues.

Segment profit for the fourth quarter was $0.1 million, compared to a loss of $0.9 million last year. Segment loss for the year was $83.7 million, down from a profit of $3.2 million last year.

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Financial Position

Total assets at August 31, 2004 were $1.90 billion compared to $1.94 billion at August 31, 2003. The following discussion describes the significant changes in the balance sheet since August 31, 2003.

Current assets increased by $57.8 million. Cash and cash equivalents and future tax asset increased by $51.4 million and $3.5 million respectively. Accounts receivable decreased by $15.0 million. The increase in future tax asset reflects a net increase in loss carry-forwards resulting from a tax loss utilization plan implemented in the first quarter fiscal 2004. The reduction in accounts receivable is primarily due to timing, and improved cash collections.

Non-current assets decreased by $101.5 million. Tax credits receivable decreased by $16.3 million primarily due to tax credits collected during the period. Capital assets decreased by $7.3 million as capital expenditures of $17.4 million were offset by depreciation of $25.7 million. Program and film rights (current and non-current) increased by $23.8 million, as accruals for acquired rights of $128.9 million were offset by amortization of $105.5 million. Film investments decreased by $77.7 million, as net film spending of $47.6 million was exceeded by amortization of $142.8 million for the year. Included in film amortization is a fair value impairment write-down of approximately $85.0 million. Deferred charges decreased by $7.3 million due to amortization.

Current liabilities decreased by $24.0 million. Accounts payable and accrued liabilities decreased by $12.4 million as a result of lower trade accounts payable and lower accruals for rightsholders participation. Income taxes payable decreased by $11.6 million, as income taxes paid exceeded the current provision.

Non-current liabilities increased by $3.7 million. Long-term debt decreased by $29.3 million, resulting from foreign exchange translation adjustments. Deferred credits increased by $17.4 million, as payments of $11.5 million for public benefits related to acquisitions were offset by $27.3 million in deferred foreign exchange gains for the year and other working capital adjustments. Net future tax liability (including current asset) remained essentially unchanged from the prior year. Other long-term liabilities increased as a result of accruals for long-term radio broadcast rights acquisitions.

Share capital increased by $2.4 million due primarily to the exercise of employee stock options. Contributed surplus increased by $1.3 million as a result of expensing stock-based compensation for the year. Cumulative translation adjustment increased by $1.9 million due to the effect of exchange rate fluctuation on the translation of the net assets of self-sustaining foreign operations.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position increased by $15.3 million in the fourth quarter, and increased by $51.4 million in the year ended August 31, 2004.

Cash provided by operating activities for the fourth quarter was $24.8 million, compared to $70.7 million last year. For the year, cash provided by operating activities was $84.9 million, compared to $64.6 million in the prior year. This improvement was the result of an increase in cash flow derived from operations and reduced expenditures related to film investments, offset by increased expenditures for program rights and increased investment in non-cash working capital.

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Cash used in investing activities was $10.9 million for the fourth quarter compared to $3.2 million last year. For the year, cash used in investing activities was $32.4 million, compared to $27.8 million in the prior year. The increase in cash used reflects an increase in capital expenditures and a decrease in proceeds from business divestitures.

Cash provided by financing activities in the fourth quarter was $1.3 million compared to a use of $46.3 million last year. For the year, cash used in financing activities was $1.1 million, compared to $19.6 million in the prior year. This change reflects the fact that the Company has not increased its bank loans balance in the year. The Company paid $2.2 million in dividends in fiscal 2004.

Net debt and adjusted net debt (3)

At August 31, 2004, net debt was $433.9 million, down from $514.6 million at August 31, 2003. Adjusted net debt at August 31, 2004 was $545.5 million, down from $599.0 million at August 31, 2003.

Impact of New Accounting Pronouncements Adopted in 2004

Hedging Relationships

In December 2001, the CICA issued Accounting Guideline-13, Hedging Relationships (“AcG-13”). AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. In June 2002, the Emerging Issues Committee issued EIC-128, Accounting for trading, speculative or non-hedging derivative financial instruments, which establishes that a derivative financial instrument that does not qualify for hedge accounting under AcG-13 should be recognized on the balance sheet at fair value, with changes to fair value recognized in net income. The Company has applied the recommendations to its hedging relationships, and those that qualify continue to be accounted for using hedge accounting. The adoption of these recommendations did not have a material impact on the Company’s consolidated financial statements.

Stock-based Compensation and Other Stock-based Payments

In October 2003, the CICA issued amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which requires that equity instruments awarded to employees be measured and expensed, thus eliminating the existing provisions which permit a company to only disclose the fair value. Fair value of the equity instruments would be used to measure compensation expense. As well, the transitional provisions that apply when a company adopts the fair value method have been modified to harmonize with U.S. standards, whereby alternative methods of transition to the fair value method are now permitted. The transitional provisions include both retroactive and prospective alternatives. However, the prospective method is only available to enterprises that elect to apply the fair-value based method of accounting for fiscal years beginning before January 1, 2004. The Company has elected to adopt the prospective approach for its fiscal year commencing September 1, 2003, and as a result has recorded the $1.3 million in compensation costs associated with stock options awarded to employees after August 31, 2003 in its operating, general and administrative expenses for the year ending August 31, 2004.

(3)	See Supplemental Earnings Measures

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Impairment of Long-lived Assets

In April 2003, the CICA issued Handbook Section 3063, Impairment of Long-lived Assets, thereby replacing the write-down provisions of Section 3061, Property, Plant and Equipment. This new Section established standards for the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises and harmonizes Canadian requirements with the U.S impairment provisions of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under the new Section, an impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. This represents a significant change to Canadian GAAP, which previously measured the amount of the impairment as the difference between the long-lived asset’s carrying value and its net recoverable amount (i.e. undiscounted cash flows plus residual value). The Company has adopted the new Section effective September 1, 2003 and the application did not have a material impact on the Company’s consolidated financial statements.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2003.

Forward-Looking Statements

This Report to Shareholders contains forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will” or similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are based on our current expectations and our projections about future events. However, whether actual results and developments will conform with our expectations and projections is subject to a number of risks and uncertainties, including, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations, policies and copyright tariffs or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and changes in accounting standards. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown and unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

On behalf of the Board,

John M. Cassaday President and Chief Executive Officer	Heather A. Shaw Executive Chair

October 26, 2004

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CORUS ENTERTAINMENT INC.
APPENDIX A
ADJUSTED NET INCOME AND ADJUSTED BASIC EARNINGS PER SHARE (4)
(unaudited)

Net income for the years ended August 31, 2004 and 2003 reflect a number of items not indicative of the Company’s core operating results and ongoing operations which affect the comparability of the historical and current financial performance and the Company’s prospects for the future.

These items include:

•	Change in Ontario tax rates in fiscal 2004

•	Write-down of investment in film in fiscal 2004

•	Losses on sale of investments in fiscal 2003

•	Restructuring charges in fiscal 2003

•	Asset write-downs in fiscal 2003

Comparable results, adjusted to exclude the above items are as follows:

	Year ended
	August 31	August 31
(thousands of Canadian dollars)	2004	2003
Net income (loss), as reported	(23,137)	40,021
Change in Ontario tax rates	17,800	—
Write-down of investment in film, after-tax	60,308	—
Loss on sale of investments, after-tax	—	1,536
Restructuring charge, after-tax	—	3,480
Asset write-downs, after-tax	—	2,030

Adjusted net income	54,971	47,067

	Year ended
	August 31	August 31
(dollars per share)	2004	2003
Basic earnings (loss) per share, as reported	(0.54)	0.94
Change in Ontario tax rates	0.42	—
Write-down of investment in film, after-tax	1.41	—
Loss on sale of investments, after-tax	—	0.03
Restructuring charge, after-tax	—	0.08
Asset write-downs, after-tax	—	0.05

Adjusted basic earnings per share	1.29	1.10

(4)	See Supplemental Earnings Measures

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CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)	As at August 31,	As at August 31,
(thousands of Canadian dollars)	2004	2003
ASSETS
Current
Cash and cash equivalents	95,231	43,874
Accounts receivable	143,641	158,689
Prepaid expenses and other	9,674	11,385
Program and film rights	92,786	73,107
Future tax asset	13,719	10,230

Total current assets	355,051	297,285

Tax credits receivable	10,774	27,109
Investments and other assets	41,683	38,786
Capital assets, net	82,105	89,378
Program and film rights	32,523	28,365
Film investments [note 9]	56,867	134,564
Deferred charges	19,305	26,581
Broadcast licenses	509,040	509,040
Goodwill	789,518	789,518

	1,896,866	1,940,626

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	161,397	173,749
Income taxes payable	4,567	16,182

Total current liabilities	165,964	189,931

Long-term debt [note 2]	529,139	558,437
Deferred credits [note 3]	146,164	128,802
Future tax liability	169,085	165,556
Other long-term liabilities	16,203	7,048
Non-controlling interest	9,131	6,175

Total liabilities	1,035,686	1,055,949

SHAREHOLDERS’ EQUITY
Share capital [note 4]	884,053	881,631
Contributed surplus	1,287	—
Retained earnings (deficit)	(17,122)	8,135
Cumulative translation adjustment [note 8]	(7,038)	(5,089)

Total shareholders’ equity	861,180	884,677

	1,896,866	1,940,626

See accompanying notes

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CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)

(unaudited)	Three months ended		Year ended
(thousands of Canadian dollars	August 31,		August 31,
except per share amounts)	2004	2003	2004	2003
Revenues	162,959	175,138	666,804	643,918
Operating, general and administrative expenses [notes 8 and 9]	120,122	133,401	576,406	478,606

	42,837	41,737	90,398	165,312
Depreciation	6,397	6,658	25,682	24,708
Amortization	1,345	2,061	7,276	9,792
Interest on long-term debt	13,593	14,198	55,276	61,030
Loss on sale of investments	—	—	—	994
Other expense (income), net	(3,189)	1,541	(4,937)	(9,386)
Restructuring charges	—	—	—	5,025
Asset write-downs	—	—	—	2,368

Income before income taxes	24,691	17,279	7,101	70,781
Income tax expense	9,682	4,346	26,925	28,534

Income (loss) before non-controlling interest	15,009	12,933	(19,824)	42,247
Non-controlling interest	(991)	(501)	(3,313)	(2,226)

Net income (loss) for the period	14,018	12,432	(23,137)	40,021
Retained earnings (deficit), beginning of period	(30,080)	(4,297)	8,135	(31,886)
Dividends paid	(1,060)	—	(2,120)	—

Retained earnings (deficit), end of period	(17,122)	8,135	(17,122)	8,135

Earnings (loss) per share [note 6]
Basic and diluted	$0.33	$0.29	$(0.54)	$0.94

Weighted average number of shares outstanding [in thousands]
Basic	42,739	42,641	42,719	42,641
Diluted	42,831	42,687	42,719	42,645

See accompanying notes

Corus	17

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
(unaudited)	August 31,		August 31,
(thousands of Canadian dollars)	2004	2003	2004	2003
OPERATING ACTIVITIES [note 7]
Net income (loss) for the period	14,018	12,432	(23,137)	40,021
Add (deduct) non-cash items:
Depreciation	6,397	6,658	25,682	24,708
Amortization of program and film rights	24,472	22,197	105,549	94,016
Amortization and write down of film investments	18,283	28,490	142,754	64,578
Other amortization	1,345	2,061	7,276	9,792
Future income taxes	5,660	4,010	600	3,257
Loss on sale of investments	—	—	—	994
Asset write-downs	—	—	—	2,368
Non-controlling interest	991	501	3,313	2,226
Foreign exchange loss (gain)	(1,343)	149	(2,057)	(7,259)
Other	706	2,406	3,841	1,808

	70,529	78,904	263,821	236,509
Net change in non-cash working capital balances related to operations	(1,655)	17,135	(18,395)	3,381
Payment of program and film rights	(37,764)	(29,999)	(115,314)	(108,626)
Net additions to film investments	(3,601)	4,949	(47,597)	(66,197)
Other	(2,726)	(326)	2,397	(445)

Cash provided by operating activities	24,783	70,663	84,912	64,622

INVESTING ACTIVITIES
Additions to capital assets	(5,465)	(3,868)	(17,421)	(14,908)
Net proceeds from business divestitures	—	1,958	—	4,005
Decrease (increase) in investments	(1,426)	1,279	(3,685)	(5,312)
Decrease in public benefits associated with acquisitions	(3,982)	(2,443)	(11,455)	(12,198)
Other	—	(147)	136	610

Cash used in investing activities	(10,873)	(3,221)	(32,425)	(27,803)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	2,637	(44,734)	—	(15,499)
Decrease in other long-term liabilities	(234)	(64)	(911)	(2,810)
Issuance of shares under stock option plan	—	—	2,212	—
Dividends paid	(1,060)	—	(2,120)	—
Dividends paid to minority interest	—	(1,496)	(521)	(1,496)
Other	—	—	210	216

Cash provided by (used in) financing activities	1,343	(46,294)	(1,130)	(19,589)

Net increase in cash and cash equivalents during the period	15,253	21,148	51,357	17,230
Cash and cash equivalents, beginning of period	79,978	22,726	43,874	26,644

Cash and cash equivalents, end of period	95,231	43,874	95,231	43,874

See accompanying notes

Corus	18

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2004
(in thousands of Canadian dollars except share information)

1.     BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company”]. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2003.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as follows:

Hedging relationships

Effective September 1, 2003, the Company has adopted the new accounting guideline that establishes the criteria for identification, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. At the same time, the Company adopted the emerging issues abstract on accounting for trading, speculative or non-hedging derivative financial instruments, which establishes that a derivative financial instrument that does not qualify for hedge accounting under the accounting guideline should be recognized on the balance sheet at fair value, with changes in fair value recognized in net income. The Company has applied the recommendations to its hedging relationships, and those that qualify continue to be accounted for using hedge accounting. The adoption of these recommendations did not have a material impact on the Company’s consolidated financial statements.

Stock-based compensation and other stock-based payments

Effective September 1, 2003, the Company prospectively adopted the amended Canadian standard for stock-based compensation and other stock-based payments which now requires that all stock-based compensation awards be accounted for at fair value. For the purpose of measuring and expensing compensation cost, the fair value of the options is amortized to income over the option’s vesting period on a straight-line basis. The adoption of this standard resulted in additional compensation expense of $1,287 million in the year ending August 31, 2004, with an equivalent adjustment to contributed surplus.

Impairments of long-lived assets

Effective September 1, 2003, the Company has adopted the new accounting standard which modifies existing guidelines on long-lived assets impairment measurements and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Corus	19

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2004
(in thousands of Canadian dollars except share information)

2.     LONG TERM DEBT

	As at August 31,	As at August 31,
	2004	2003
Senior subordinated notes
Principal amount translated into
Canadian dollars at the hedged rate	604,000	604,000
Unrealized cumulative foreign exchange gains	(111,625)	(84,363)

Senior subordinated notes translated at the current rate	492,375	519,637
Bank loans	36,764	38,800

	529,139	558,437

3.     DEFERRED CREDITS

	As at August 31,	As at August 31,
	2004	2003
Public benefits associated with acquisitions	31,102	42,558
Cross-currency agreements translated into Canadian dollars at the current rate	111,625	84,363
Unearned revenue	2,800	1,106
Other	637	775

	146,164	128,802

4.     SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of a majority of the existing Class A shareholders, an unlimited number of Class A participating shares (“Class A Voting Shares”), Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 preferred shares.

Issued and Outstanding

The changes in the Class A Voting and Class B Non-Voting Shares since August 31, 2003 are summarized as follows:

	Class A		Class B
	Voting Shares		Non-Voting Shares		Total
	#	$	#	$	$
Balance, August 31, 2003	1,726,712	26,743	40,914,588	854,888	881,631
Conversion of Class A Voting to Class B Non-Voting Shares	(1,783)	(28)	1,783	28	—
Issuance of shares under Stock Option Plan	—	—	97,728	2,212	2,212
Repayment of executive stock purchase loans	—	—	—	210	210

Balance, August 31, 2004	1,724,929	26,715	41,014,099	857,338	884,053

Corus	20

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2004
(in thousands of Canadian dollars except share information)

There were no significant changes to the outstanding share capital subsequent to quarter end.

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors, and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan is 4,084,642. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

As at August 31, 2004, the Company has outstanding stock options for 3,149,575 Class B Non-Voting Shares, of which 2,077,171 are exercisable.

During fiscal 2004, the Company granted 537,700 stock options with a weighted average exercise price of $24.02 per share, and an estimated life of seven and a half years. The weighted average fair value of the stock options granted in fiscal 2004 was $9.73 per option. The Company has recorded stock-based compensation expense for the year ended August 31, 2004 of $1,287 and this has been credited to contributed surplus.

For options granted to employees up to August 31, 2003, had compensation costs for the Company’s Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Three months ended August 31,		Year ended August 31,
	2004	2003	2004	2003
Net Income (loss)	14,018	12,432	(23,137)	40,021
Pro forma net income (loss)	13,717	11,978	(25,123)	34,824
Pro forma basic and diluted earnings (loss) per share	$0.32	$0.28	$(0.59)	$0.82

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Year ended August 31,
	2004	2003
Expected life	2.5 to 7.5 years	2.5 to 7.5 years
Risk-free interest rates	3.7% to 5.0%	3.7% to 5.0%
Dividend yield	0.19%	0%
Volatility	39.3% to 42.1%	39.3% to 42.1%

For the purposes of pro forma disclosure, the estimated fair value of the options is amortized to income over the option’s vesting period on a straight-line basis.

Corus	21

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2004
(in thousands of Canadian dollars except share information)

5.     BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment is comprised of 50 radio stations, situated primarily in high growth urban centres in Canada. Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, several conventional television stations, digital audio services and cable advertising services. Revenues are generated from subscriber fees and advertising.

Content

The Content segment includes the production and distribution of film and television programs and the branded consumer products business [formerly merchandise licensing and publishing businesses] of Nelvana Limited which was acquired in fiscal 2001. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates the business segments’ performance based on revenues less operating, general and administrative expenses. Transactions between reporting segments are recorded at fair value.

(a)	Revenues and segment profit (loss)

	Three months ended		Year ended
	August 31,		August 31,
	2004	2003	2004	2003
Revenues
Radio	58,316	57,682	227,868	226,034
Television	78,257	75,183	332,349	306,885
Content — production and distribution	21,616	26,257	62,789	70,474
— branded consumer products	6,123	17,806	49,850	45,795
Eliminations	(1,353)	(1,790)	(6,052)	(5,270)

	162,959	175,138	666,804	643,918

Segment profit (loss)
Radio	16,234	16,642	60,042	58,114
Television	28,712	29,273	125,055	113,415
Content — production and distribution	446	(3,782)	(92,089)	(5,185)
— branded consumer products	(338)	2,893	8,368	8,351
Corporate	(2,609)	(2,968)	(10,970)	(8,779)
Eliminations	392	(321)	(8)	(604)

	42,837	41,737	90,398	165,312

Corus	22

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2004
(in thousands of Canadian dollars except share information)

The corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

(b)	Segment assets

	As at August 31,	As at August 31,
	2004	2003
Segment assets
Radio	744,358	744,076
Television	855,186	857,296
Content — production and distribution	155,912	248,922
— branded consumer products	31,207	32,491
Corporate	112,424	58,988
Eliminations	(2,221)	(1,147)

	1,896,866	1,940,626

Assets are located primarily within Canada.

6.     EARNINGS (LOSS) PER SHARE

The following is a reconciliation of the numerator and denominators used for the computation of the basic and diluted earnings (loss) per share amounts.

	Three months ended		Year ended
	August 31,		August 31,
	2004	2003	2004	2003
Net income (loss) for the period [numerator]	14,018	12,432	(23,137)	40,021

Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding — basic	42,739	42,641	42,719	42,641
Effect of dilutive securities	92	46	—	4

Weighted average number of shares outstanding — diluted	42,831	42,687	42,719	42,645

For the year ended August 31, 2004, options issued under the Plan were not included in the computation of diluted earnings (loss) per share because the effect of exercising the options is anti-dilutive.

7.     CONSOLIDATED STATEMENT OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended		Year ended
	August 31,		August 31,
	2004	2003	2004	2003
Interest paid	—	165	55,800	60,467
Interest received	796	781	2,135	1,803
Income taxes paid (received)	13,541	(1,437)	38,568	15,338

Corus	23

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2004
(in thousands of Canadian dollars except share information)

8.     FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income (loss) and retained earnings (deficit) as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relate to operating activities while others are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended		Year ended
	August 31,		August 31,
	2004	2003	2004	2003
Operating, general and administrative expenses	(615)	(216)	(1,222)	(772)
Other expense (income), net	(1,412)	2,419	(2,245)	(6,638)

Total foreign exchange loss (gain)	(2,027)	2,203	(3,467)	(7,410)

An analysis of the cumulative translation adjustment shown separately in shareholders’ equity is as follows:

Balance, August 31, 2003	(5,089)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	(1,949)

Balance, August 31, 2004	(7,038)

9.     FILM INVESTMENTS

	As at August 31,	As at August 31,
	2004	2003
Projects in development and in process, net of advances	15,990	19,494
Completed projects and distribution rights	31,843	105,464
Investments in third party film projects	9,034	9,606

	56,867	134,564

During the third quarter of fiscal 2004, the Company reviewed, as required, future revenue projections or ultimates on a title by title basis, supporting the carrying value of its film investments in the Content division, and lowered its estimates of future revenue projections with reference to current and anticipated market conditions and foreign exchange rates resulting in the recognition of an $85,000 write-down of film investments in the quarter. This write-down is included in operating, general and administrative expenses for the year.

10.     COMMITMENTS AND GUARANTEES

The minority shareholders of Telelatino have the right, through a put option, to require the Company to purchase their shareholdings. This put option expires November 16, 2004, and management considers that the maximum consideration, subject to audit results, would be approximately $26,600.

Generally, it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties, with limited exceptions.

Corus	24

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2004
(in thousands of Canadian dollars except share information)

Many of the Company’s agreements, specifically those related to acquisitions and dispositions of business assets, included indemnification provisions where the Company may be required to make payments to a vendor or purchaser for breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets, environmental issues, consents to transfer, employment matters, litigation, taxes payable and other potential material liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. At August 31, 2004, management believes there is only a remote possibility that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of its subsidiaries as a group.

11.     PENDING TRANSACTION

On March 30, 2004, Corus and Astral Media Inc. announced their intention to exchange a number of radio assets in the province of Quebec, subject to regulatory approval. The transaction will bring Corus’ radio stations total to 53, with 15 radio stations in the province of Quebec. As this is a non-monetary transaction at fair value, there is no gain or loss anticipated on approval of this transaction.

12.     COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the fiscal 2004 consolidated financial statements.

Corus	25